Exhibit 17.1

“Subject: RE: Sorry we didn't connect Tuesday before my flight

Dear Bill:

Over the past few months, I have made significant efforts to try to remain with the company, including through a potential consulting agreement.  I was promised the terms would be resolved in a short period of time, but, instead, after voicing certain complaints, I was ostracized and ultimately, I believe, forced out, which is disappointing in light of significant effort and contributions on my part to the company.  In light of the foregoing, I have been forced to leave the company effective immediately, and hereby immediately conclude any officer and board of director positions.

Bob”